FORM 11-K —	For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 001-15925
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3893191

(State or other jurisdiction of incorporation or	(I.R.S. Employer
organization)	Identification Number)

4000 Meridian Boulevard
Franklin, Tennessee	37067

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(615) 465-7000

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Retirement Committee of
Community Health Systems, Inc. 401(k) Plan
Franklin, Tennessee
We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 29, 2009

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments at fair value:
Investments	$249,281,311	$337,804,780
Participant notes receivable	10,235,468	9,086,953

Total investments	259,516,779	346,891,733

Receivables:
Participant contributions	2,050,965	2,009,254
Employer matching contribution	15,238,572	14,150,966

Total receivables	17,289,537	16,160,220

TOTAL ASSETS	276,806,316	363,051,953

LIABILITIES
Forfeitures in suspense	275,160	237,835
Administrative fees	13,173	92,646

TOTAL LIABILITIES	288,333	330,481

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	276,517,983	362,721,472

Adjustments from fair value to contract value for fully benefit - responsive investment contracts	3,120,168	678,029

NET ASSETS AVAILABLE FOR BENEFITS	$279,638,151	$363,399,501

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Additions to net assets attributed to:
Investment (loss) income:
Net depreciation in fair value of investments	$(131,106,228)	$(16,011,736)
Interest	626,708	568,222
Dividends	6,087,143	29,023,782

Net investment (loss) income	(124,392,377)	13,580,268

Contributions:
Participant	56,600,728	54,524,191
Rollover	12,525,439	3,190,818
Employer matching	15,378,395	14,150,966

Total contributions	84,504,562	71,865,975

Net additions	(39,887,815)	85,446,243

Deductions from net assets attributed to:
Benefits paid to participants	33,425,751	29,092,872
Transfers out of plan	9,933,060	—
Forfeitures in suspense	277,617	237,835
Participant paid administrative fees	237,107	369,443

Total deductions	43,873,535	29,700,150

Net (decrease) increase	(83,761,350)	55,746,093

Net assets available for benefits:
Beginning of year	363,399,501	307,653,408

End of year	$279,638,151	$363,399,501

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF THE PLAN
General. CHS/Community Health Systems, Inc., a Delaware corporation (the “Company”) is the current sponsor of the “Community Health Systems, Inc. 401(k) Plan” (the “Plan”). The Plan was initially adopted in 1987, and it operates pursuant to an amended and restated Plan document dated as of August 1, 2003, and subsequent amendments. The Company is a wholly-owned subsidiary of Community Health Systems, Inc., a Delaware corporation whose stock is publicly traded on the NYSE under the trading symbol “CYH” (hereinafter, the “Parent”). The Plan has been adopted by the Company, as well as, with certain exceptions, those of its wholly-owned and majority-owned subsidiaries that have employees. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except that forfeitures of any unvested portion of a participant’s Matching Account may offset future Company contributions. Participants should refer to the Plan for a complete description of the Plan’s provisions.
For direct and indirect subsidiaries of the Company, including Community Health Systems Professional Services Corporation, participation in the Plan is generally available to employees after completion of six months of eligible service, as defined in the Plan document, provided the employee has reached his or her 21st birthday. Eligible service generally includes all previous service with an employer of an acquired facility. All employees of subsidiaries of the Company are entitled to participate with the exception of certain employees covered by collective bargaining contracts or by other retirement plans maintained by their employer. Effective July 25, 2007, the Company acquired Triad Hospitals, Inc. (“Triad”). Through December 31, 2008, the Company continued to maintain a defined contribution plan established by Triad for its employees, and those certain employees were not eligible to participate in this Plan. Beginning January 1, 2009 former Triad employees became eligible to participate in the Plan, which was restated and amended as of the same date.
Russell County Medical Center was divested on February 1, 2008 and ceased participation in the Plan on that date.
Mineral Area Regional Medical Center, Parkway Medical Center, Hartselle Medical Center, Woodland Community Hospital and White County Community Hospital were divested on March 1, 2008 and ceased participation in the Plan on that date.
Deaconess Medical Center and Valley Hospital and Medical Center (collectively, “Spokane”) were acquired by a subsidiary of the Company on October 1, 2008 and commenced participation into the Plan on that date.
Northern Louisiana Medical Center was acquired by a subsidiary of the Company on April 1, 2007 and commenced participation into the Plan on that date. Porter Hospital was acquired by a subsidiary of the Company on May 1, 2007 and commenced participation into the Plan on June 1, 2007.
River West Medical Center was divested on September 1, 2007 and ceased participation in the Plan on that date.
All capitalized terms not defined herein have the definition as defined in the Plan document.

Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company (“Trustee”) serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.
Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 25% of Compensation to the extent not exceeding Internal Revenue Service (“IRS”) imposed limitations on contributions ($15,500 for 2008 and 2007 Plan years). Participants who attained age 50 by the close of the calendar year were eligible to make catch-up contributions up to $5,000 for 2008 and 2007. Employee contributions beyond specific Plan thresholds are returned to the participants. Matching contribution percentages are determined by the Employer. The standard employer matching contribution is 33.34% of the first 6% of eligible employee contributions. Employer matching contributions for 2008 and 2007 for certain hospitals ranged from 33.34% to 50% of the first 6% of Compensation the employee contributes to the Plan. In addition to the standard employer matching contribution, a discretionary contribution is made on behalf of certain participants at Porter Hospital (Valparaiso, IN) based upon those participants’ years of service and dates of employment. The employer matching contribution may be made in the form of cash or shares of the Parent’s common stock. In either case, the matching contribution is deposited into the CHS Unitized Stock Portfolio, which purchases the Parent’s stock on the open market. Any matching contribution made to the participant’s account is initially held in the CHS Stock Fund unitized stock portfolio. Participants are permitted to instruct the Trustee to transfer the funds to another permitted investment at any time. The employer matching contributions deposited into the participants’ accounts consisted of $15,238,572 in cash for 2008 and $14,150,966 in cash for 2007.
Participant Accounts. The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

“Participant’s Directed Account”	The value of participants’ employee contributions and earnings on those contributions is maintained in this account.

“Participant’s Rollover Account”	The value of any rollover contributions from another qualified plan and associated earnings is maintained in this account.

“Participant’s Matching Account”	The value of matching contributions made by the Company on behalf of participants and associated earnings is maintained in this account (a sub-account of the Participant’s Account under the Plan).
Amendments. The First Amendment to the Plan was effective on January 1, 2004 to revise the “Formula for Determining Employer Contributions,” to allow for catch-up contributions and exclude such contributions in determining matching contributions. The amendment also increased the maximum elective deferral percentage from 15% to 25%. To make catch-up contributions, the employee must contribute the maximum available to the employee through regular 401(k) deductions. The limit for catch-up contributions in 2008 and 2007 was $5,000. This limit is indexed each year for inflation. The amendment also changed the definition of Compensation regarding severance pay, changed the definition of Eligible Employees regarding Non-benefited and Leased Employees, and changed the definition of Eligible Employees with respect to Employees of Plateau Medical Center.
The Second Amendment to the Plan was effective on January 1, 2004 to allow for installment and other forms of distribution of benefits. The Administrator, pursuant to the election of the participant, will direct the Trustee to distribute to a participant or such participant’s beneficiary any amount to which the participant is entitled under the Plan in one or more of the following methods: a) one lump-sum cash payment; b) partial cash payments; c) partial cash payments over a period certain; or d) cash payments over a period certain in monthly, quarterly, semi-annual or annual installments. The period over which payment under part d) is to be made may not extend beyond the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).
The Third Amendment to the Plan, effective January 1, 2004, provides that a participant who retires, has a Total and Permanent Disability, or dies during the Plan Year is treated as having been employed on the last day of the Plan Year for the purposes of the last-day requirement for the allocation of matching contributions. The amendment also added specific provisions in connection with the acquisition of Galesburg Cottage Hospital.
The Fourth Amendment to the Plan was effective on March 28, 2005, to incorporate required provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. If a Terminated Participant does not specify the designation of a distribution that is in excess of $1,000 to be made to an eligible retirement plan in a direct rollover or does not elect to receive the distribution directly, the Administrator will make a direct transfer of such distribution to an individual retirement plan designated by the Administrator.
The Fifth Amendment to the Plan, effective January 1, 2006, adds additional criteria for a hardship withdrawal under the Plan. Permissible events now also include payments for burial or funeral expenses for deceased parents, spouses, children or other dependents; and expenses for the repair of damage to a principal residence that would qualify for the casualty deduction under the Internal Revenue Code. The amendment also changed certain Plan provisions regarding nondiscrimination testing.
The Sixth Amendment to the Plan, effective immediately prior to the acquisition of Triad, modifies the definition of Compensation to exclude wages, salaries and fees for professional services and other amounts received for personal services rendered in the course of employment with Triad or any of its subsidiaries, and revises Exhibit A regarding eligibility.
The Seventh Amendment to the Plan contains modifications to comply with the Pension Protection Act of 2006 (“PPA”). Effective January 1, 2007, notification periods related to distributions were extended as required by the PPA. Effective April 6, 2007, provisions related to qualified domestic relations orders (“QDRO”) were expanded to include a QDRO issued after or revising another QDRO or issued after the annuity starting date or after the participant’s death. Effective January 1, 2008, provisions related to direct rollovers are modified to expand the definition of “eligible retirement plan” and to provide for non-spouse designated beneficiary rollovers.
The Eighth Amendment to the Plan was executed March 28, 2008. It redefines certain terms to comply with regulations promulgated by the Secretary of Treasury under Section 415 of the Code effective January 1, 2008. Effective February 15, 2008, “Effective Date of Participation” is redefined to be the first day of the pay period following the date an employee meets the Plan’s eligibility requirements or, if later, as soon as administratively feasible. In addition, effective January 1, 2008, provisions of the Plan are modified to allow participants who have transferred to an Affiliated Employer to access funds in the Plan through participant loans and hardship withdrawals.
The Ninth Amendment to the Plan, effective January 1, 2008, eliminates the requirement for certain Participants employed by Coatesville Clinic Company, LLC, that such Participants must be employed on the last day of the Plan Year to be eligible for the discretionary employer contributions.

Vesting. The balance in the participants’ Directed and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in the Matching Account after one year of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if the participant works 500 or more hours during the Plan Year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s Matching Account. These forfeitures are applied to pay Plan expenses or reduce the Company’s matching contribution payments made to the Plan in future periods and are reflected as a liability of the Plan in the accompanying statements of net assets available for benefits. Forfeitures of $275,160 and $237,835 were applied against the Company’s matching contribution payments for the years ended December 31, 2008 and 2007, respectively.
Payment of Benefits. A participant or designated beneficiary is entitled to a distribution of the total value of the participant’s accounts upon retirement at age 65, becoming totally and permanently disabled or death. Upon termination of employment before the participant’s 65th birthday for reasons other than death, the participant is entitled to receive the total value of the Directed and Rollover Accounts and the vested portion of the Matching Account. While employed, participants may borrow from their accounts in the form of a loan or can withdraw from their accounts in the event of financial hardship. Such hardship withdrawals are limited to the value of the Directed Account. The Retirement Committee requires a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources available to the participant. In addition, participants may make certain other withdrawals while employed in accordance with the Plan.
Funding. The Company transfers the full matching contribution to the Trustee after the close of the Plan Year and prior to the time it files its tax return (with extensions).
Investments Options. Contributions to the Plan are invested by the Trustee according to the participant’s instruction in one or a combination of several fund options. Participants may change their investment election or initiate transfers between funds by giving notice to the Administrator.
Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their respective accounts.
Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates on outstanding loans ranged from 3.25% to 10.5% as of December 31, 2008. Principal and interest is paid ratably over the term of the loan through payroll deductions.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting. The Plan’s financial statements are prepared under the accrual method of accounting.
Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Valuation of Investments. The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair values of the participation units owned by the Plan in pooled separate accounts are based on a redemption value established by the Trustee. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Plan’s investment in the Scudder Stable Value Fund contains contracts which are fully benefit-responsive. The statements of net assets available for benefits present investment contracts at fair value. The fair value of the investment contracts is based on principal balance plus accrued interest. The statements of net assets available for benefits additionally include a line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
Expenses. The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. Also, the participants in the Plan are charged a per-participant administrative fee. Participants paid an aggregate of $316,415 and $354,796 in administrative costs to the Trustee in 2008 and 2007, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $298,135 and $41,774 for Plan expenses in 2008 and 2007, respectively.
Payment of Benefits. Benefits are recorded when paid.
New Accounting Pronouncement. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, provides a framework for measuring fair value, and expands disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurement; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by the Plan as of January 1, 2008.
3. TAX STATUS
The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Code. The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

4.	INVESTMENTS
Investments that represent five percent or more of the net assets available for benefits as of December 31, 2008 and 2007 are as follows:

Investment	Fair Value
as of December 31, 2008:
Scudder Stable Value Fund (1)	$42,827,661
American Century Strategic Allocation Moderate Fund — ADV	32,990,523
The Growth Fund of America — A	25,161,628
Scudder — Dreman High Return Equity Fund — A	22,994,342
CHS Unitized Stock Portfolio	20,063,048
Scudder Core Fixed Income Fund — A	17,140,116
Scudder Stock Index Trust (1)	15,896,616

as of December 31, 2007:
Scudder — Dreman High Return Equity Fund — A	$41,552,071
CHS Unitized Stock Portfolio	40,924,533
The Growth Fund of America — A	36,061,274
Scudder Stable Value Fund (1)	35,593,463
Scudder Stock Index Trust (1)	26,343,738
Scudder Value Builder Fund — A	22,588,327
Thornburg International Value Fund — R4	21,106,225
Scudder Core Fixed Income Fund — A	19,122,506
The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2008 and 2007:

	2008	2007
Mutual funds	$(94,201,363)	$(17,534,198)
Common/collective trust funds (1)	(9,342,489)	1,312,751
CHS Unitized Stock Portfolio	(27,562,376)	209,711

	$(131,106,228)	$(16,011,736)

(1)	Includes pooled separate accounts and collective investment funds.

5.	RECONCILATION OF FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007 and a reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2008.

	2008	2007
Net assets available for benefits per the financial statements	$279,638,151	$363,399,501
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(3,120,168)	(678,029)

Net assets per Form 5500	$276,517,983	$362,721,472

(Decrease) increase in net assets per the financial statements	$(83,761,350)	$55,746,093
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(2,442,139)	267,762
Transfers out of plan	9,933,060	—

Net (loss) income per Form 5500	$(76,270,429)	$56,013,855

6.	FAIR VALUE
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, provides a framework for measuring fair value, and expands disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurement; it does not require any new fair value measurements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, and was adopted by the Plan as of January 1, 2008.
Fair Value Hierarchy
SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumption about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes values determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions.
The following table sets forth, by level within the fair value hierarchy, the Plan investments recorded at fair value as of December 31, 2008 (in thousands):

Investments in
Valuation Inputs	Securities

Level 1	$190,557
Level 2	58,724
Level 3	—

Total	$249,281

Included in the Plan’s Level 2 investments are the Common Collective Trust funds, which include the Scudder Stable Value Fund and the Scudder Stock Index Fund. All other plan investments are Level 1 investments and include various mutual funds and the CHS Company Stock portfolio.

7.	SUBSEQUENT EVENTS
Effective as of January 1, 2009, the Plan was amended and restated in its entirety. In connection with the restatement, the Company merged the Triad Hospitals, Inc. Retirement Savings Plan (“Triad RSP”), Abilene Physicians Group 401(k) Plan and Trust, and Regional Employee Assistance Program 401(k) Plan with and into the Plan, effective as of January 1, 2009. Contemporaneously, the Company also established the CHS Retirement Savings Plan (“CHS RSP”), and the accounts of participants in the Plan who are participants in the CHS RSP were transferred subsequently to the CHS RSP. All of the approximately $955 million of net assets of the Triad RSP were transferred into either the CHS RSP or the Plan by the end of February 2009.
The Plan continues as a 401(k) plan. However, the eligibility for the Plan is limited to employees of certain subsidiaries of the Company including primarily certain employees whose employment is governed by a collective bargaining agreement, and the employer contributions vary by facility. The Plan is essentially designed to be an “umbrella” plan that will accommodate varied plan designs such as those with no matching contribution, with an alternative matching contribution, or maintained for employees whose employment is governed by a collective bargaining agreement.
The CHS RSP has a substantially different plan design. It incorporates a qualified automatic contribution arrangement that provides for automatic enrollment and specified “safe harbor” matching contributions as required under the Internal Revenue Code for such arrangement. In accordance with such requirements, the CHS RSP provides for automatic enrollment at a 3% deferral rate, which increases on a scheduled annual basis by 1% up to a maximum of 6%. The CHS RSP provides for an annual matching contribution equivalent to 100% of the first 1% and 50% of the next 5% of eligible employee contributions.
In addition, effective as of January 1, 2009, the Company established the CHS Spokane 401(k) Plan (the “Spokane Plan”) for the exclusive benefit of certain Spokane employees and their beneficiaries. The Spokane Plan plan design is substantially similar to the CHS RSP but covers those employees covered by a collective bargaining contract at Deaconess Medical Center and Valley Hospital and Medical Center in Spokane, Washington.
Principal Trust Company was appointed as the trustee for the Plan, CHS RSP, and Spokane Plan, effective as of January 1, 2009.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	Current
Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value
* Scudder Investments	Scudder-Dreman High Return Equity Fund - A	$22,994,342
* Scudder Investments	Scudder Stable Value Fund (1)	42,827,661
* Scudder Investments	Scudder Stock Index Trust (1)	15,896,616
* Scudder Investments	Scudder Core Fixed Income Fund - A	17,140,116
* Scudder Investments	Scudder Global Opportunities Fund - A	7,817,154
* Scudder Investments	Scudder Mid Cap Growth Fund – A	6,164,618
American Century Investments	American Century Strategic Allocation Conservative Fund - A	9,112,938
American Century Investments	American Century Strategic Allocation Moderate Fund - A	32,990,523
American Century Investments	American Century Strategic Allocation Aggressive Fund - A	9,224,448
Capital Research and Management Company	American Funds The Growth Fund of America - A	25,161,628
Credit Suisse Asset Mgt, LLC	Credit Suisse Small Cap Value Fund – A	4,670,083
Goldman Sachs	Goldman Sachs Mid Cap Value Fund - A	6,867,295
Franklin Templeton Investments	Franklin Mutual Discovery Fund	5,493,596
The Hartford	Hartford Small Company Fund HLS - 1B	10,266,484
Thornburg Investment Management	Thornburg International Value Fund - R4	12,590,761
* Community Health Systems, Inc.	CHS Unitized Stock Portfolio	20,063,048
* Various Participants	Participant notes receivable with interest rates ranging from 3.25% to 10.5% and maturities ranging from January 1, 2009 to October 28, 2022.	10,235,468

		$259,516,779

*	Identified party-in-interest

(1)	Includes pooled separate accounts and collective investment funds.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Date: June 29, 2009	By:	/s/ Wayne T. Smith

Wayne T. Smith Chairman of the Board President and Chief Executive Officer

Date: June 29, 2009	By:	/s/ W. Larry Cash

W. Larry Cash Executive Vice President, Chief Financial Officer and Director

Date: June 29, 2009	By:	/s/ T. Mark Buford

T. Mark Buford Vice President and Chief Accounting Officer

13

EXHIBIT INDEX

Exhibit
Number	Description

10.1	Ninth Amendment to the Community Health Systems, Inc. 401(k) Plan dated January 1, 2008

23	Consent of Independent Registered Public Accounting Firm

14